4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001074928
  Other
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  KB HOME
  0000795266
  <IRS-NUMBER>95-3666267
</SUBJECT-COMPANY>
<PERIOD>04/28/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Cardon, Bill R
   10990 Wilshire Blvd.


   Los Angeles, CA  90024
2. Issuer Name and Ticker or Trading Symbol
   KB HOME (KBH)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/28/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   Regional General Manager
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/28/03    M        10,000        A  $14.500                     D  Direct
Common Stock                                  04/28/03    S        10,000        D  $49.123                     D  Direct
Common Stock                                  04/28/03    M        1,500         A  $19.060                     D  Direct
Common Stock                                  04/28/03    S        1,500         D  $49.123                     D  Direct
Common Stock                                  04/28/03    M        2,425         A  $12.880                     D  Direct
Common Stock                                  04/28/03    S        2,425         D  $49.123                     D  Direct
Common Stock                                  04/28/03    M        1,665         A  $14.130                     D  Direct
Common Stock                                  04/28/03    S        1,665         D  $49.123                     D  Direct
Common Stock                                  04/28/03    M        10,000        A  $14.560                     D  Direct
Common Stock                                  04/28/03    S        10,000        D  $49.123      0              D  Direct
Common Stock                                                                                     54,717         I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $12.880         04/28/03       M (1)                      2,425                         01/25/10
(right to buy)
Non-Qualified Stock Option     $14.130         04/28/03       M (1)                      1,665                         01/19/12
(right to buy)
Non-Qualified Stock Option     $14.500         04/28/03       M (1)                      10,000                        11/04/07
(right to buy)
Non-Qualified Stock Option     $14.560         04/28/03       M (1)                      10,000                        01/24/11
(right to buy)
Non-Qualified Stock Option     $19.060         04/28/03       M (1)                      1,500                         07/28/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/28/03  Common Stock                   2,425                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/28/03  Common Stock                   1,665                     10,500        D   Direct
(right to buy)
Non-Qualified Stock Option     04/28/03  Common Stock                   10,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/28/03  Common Stock                   10,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/28/03  Common Stock                   1,500                     0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Employee stock options exercised were granted under the registrant's employee stock option plans, all of which are exempt under Sect ion 16b-3.

SIGNATURE OF REPORTING PERSON
/S/ By: Kimberly N. King, Attorney in Fact
    For: Bill R. Cardon
DATE 04/30/03